Exhibit 21.1

SUBSIDIARIES OF Galleinphi Inc.

Subsidiaries	Place of Incorporation
Fairland Pacific Industry Limited	Hong Kong
Jingdezhen Jiajing Kaiyue Technology Co., Ltd.	People’s Republic of China
Galle Technology Co., Ltd.	People’s Republic of China
Zhejiang Galle Manya Supply Chain Management Co., Ltd.	People’s Republic of China
Hangzhou Galle Yongya Electronic Equipment Co., Ltd.	People’s Republic of China
Jingdezhen Galle Ningya Technology Co., Ltd.	People’s Republic of China
Jiangxi Anjia Kaiyue Technology Co., Ltd.	People’s Republic of China
Hangzhou Galle Hengya Technology Co., Ltd.	People’s Republic of China
Zhejiang Dejia Hongzhi Technology Co., Ltd.,	People’s Republic of China
Hangzhou Galle Yingya Technology Co., Ltd.	People’s Republic of China
Hangzhou Youjiameicang Technology Co. Ltd.	People’s Republic of China